UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2025

David Mehalick
Chief Executive Officer
Coeptis Therapeutics Holdings, Inc.
105 Bradford Road, Suite 420
Wexford, PA 15090

Re: Coeptis Therapeutics Holdings, Inc.
Registration Statement on Form S-4
Filed June 26, 2025
File No. 333-288329

Dear David Mehalick:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1. We note your disclosures on pages 15 and 46, respectively, that "Z Squared mines a diversified portfolio of cryptocurrencies, including major assets like Dogecoin (DOGE) and Litecoin (LTC)" and that "Z Squared's operating results depend on the value of Dogecoin (DOGE), Litecoin (LTC), and other cryptocurrencies." Please revise as follows:
    - Affirmatively identify all of the crypto assets that Z Squared mines, invests in or transacts in, or intends to mine, invest in or transact in.
    - Describe Z Squared's process, if any, for analyzing whether a particular crypto asset that it intends to mine, invest in, or transact in is offered and sold as a "security" within the meaning of Section 2(a)(1) of the Securities Act. Disclose that this is a risk-based judgment and does not constitute a legal determination

binding on regulators or the courts.

- Expand your risk factors to describe (i) the regulatory risks associated with any such policies and procedures for determining the characterization of crypto assets, (ii) the specific potential consequences to you and to investors if it is subsequently determined that Z Squared holds or has participated in the unregistered issuance or distribution of securities, including the specific risks inherent in its business model that may necessitate corrective measures as a result of judicial or regulatory actions, and (iii) the risks attendant to Z Squared's plans, if any, to expand its business activities to include additional types of crypto assets.

2. We note that you have incorporated by reference certain information about Coeptis. Please provide us with your analysis as to Coeptis' eligibility to incorporate by reference into the Form S-4, or revise your disclosure accordingly. In this regard, we refer you to General Instruction B.1 to Form S-4.

Prospectus Summary, page 15

3. Please revise to disclose, where appropriate, the business that the combined company will operate with more specificity, particularly with respect to the Coeptis operations that the combined company will continue to operate. In this regard, we note your disclosure that Coeptis will "spin out its biopharmaceutical operations (other than those related to GEAR Therapeutics, Inc.)" and that Coeptis' operations encompass two primary divisions: "biopharmaceutical and technology." Please clarify what the technology division entails and the assets, liabilities, operations, and material contracts relevant to GEAR Therapeutics, Inc. In addition, we note from your disclosure in your Annual Report on Form 10-K for the fiscal year ended December 31, 2024 that GEAR Therapeutics, Inc. is "majority owned." Please specify this fact in your prospectus, and disclose the percentage of GEAR Therapeutics, Inc. that Coeptis owns and the material terms of agreements in place with co-owners of GEAR Therapeutics, Inc.

Z Squared Inc., page 15

4. On page 15, you state that Z Squared "operates advanced mining facilities strategically distributed across North America" and "manages a substantial fleet of specialized ASIC miners." On page F-58, you also state that Z Squared is a development-stage enterprise, and as of March 31, 2025, the company had not commenced principal operations and had not generated any revenues. As such, please revise your disclosure here and throughout to: (i) remove any implication that Z Squared currently has operations, or provide clarifying support for these statements as appropriate; and (ii) describe with more specificity Z Squared's current stage of development, including whether Z Squared is in possession of any mining equipment currently and whether the described operations are contingent on acquiring mining equipment from BSG Series CM under the Asset-For-Share Exchange Agreement.

Unaudited Pro Forma Condensed Combined Financial Information
Merger Consideration, page 33

5. You disclose that the Merger Consideration received in exchange for Z Squared

common stock will be a percentage of post-Merger Coeptis Therapeutics common stock on a Fully-Diluted Basis based on the ratio of the Company Asset Value, largely consisting of mining equipment, and $750 million. Your pro forma balance sheet transaction accounting adjustment 4 includes the pending acquisition of approximately $40.5 million in mining equipment. Please explain to us how the Merger Consideration to be received would give control of the combined company to current Z Squared stockholders, given the ratio of the expected value of mining equipment to the $750 million. In your response, specifically tell us how you derived the 56,043,396 shares of combined entity common stock to be issued to current Z Squared stockholders, providing each component of the computation, including, but not limited to, each component of the Company Asset Value and each component of the post-Merger ownership on a fully-diluted basis.

Financial Statements, page 35

6. Please revise your presentation to include a separate column for each transaction for which you provide pro forma information. In this regard, the Merger and Spin Out have been disclosed as separate but related transactions on pages 87 and 93. Refer to Regulation S-X, Rule 11-02(b)(4)(i) and (ii).

Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Presentation, page 38

7. You disclose that the Merger will be accounted for as a reverse recapitalization. We note that a reverse recapitalization generally involves the acquisition of a public shell by a private operating company, and that it is accounted for as essentially an equity transaction without applying the acquisition method described in ASC 805 or recognizing goodwill. Please revise your disclosure accordingly.

8. In the last paragraph on page 38 you indicate that your pro forma adjustments are factually supportable and are expected to have an impact on post-combination Coeptis results of operations. Please tell us why your adjustments must be factually supportable and have continuing impact on post-combination results of operations when those criteria were removed with Release No. 33-10786 in May 2020.

2. Estimated Purchase Price, page 39

9. Assuming you can substantiate that the current owners of Z Squared will control the combined entity and that reverse acquisition accounting is appropriate, please revise your estimated purchase price determination to reflect the value of shares effectively issued for the acquisition of the Coeptis entity ultimately acquired. See ASC 805-40-30-2 and the example beginning at ASC 805-40-55-8 that clarifies how consideration transferred is measured in a reverse acquisition.

10. We note your use of the Coeptis share price to measure consideration transferred. Please address the following:
    - Tell us why it is appropriate to use the share price at March 31, 2025 when Rule 11-02(a)(6)(i)(A) of Regulation S-X requires the use the "most recent practicable date" prior to effectiveness of the registration statement.
    - As the Coeptis share price reflects the entire Coeptis business prior to the Spin

Out, tell us your consideration for adjusting the quoted share price to reflect only the technology business that Z Squared is acquiring.

- To the extent you continue to use a Coeptis share price at the "most recent practicable date" to determine consideration transferred, disclose a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.

3. Preliminary Purchase Price Allocation, page 39

11. Please tell us why it appears that you have valued the assets acquired and liabilities assumed from Coeptis at their historical costs. In your response, tell us the valuation technique(s) used in determining the fair value of the assets acquired and liabilities assumed, as well as your consideration of identifying additional intangible assets or liabilities in the acquisition. In your response, at a minimum, explain why the intangible assets, co-development options and convertible notes on the acquired-Coeptis balance sheet would not have different values from their historical costs.

4. Adjustment to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 40

12. As it relates to adjustment 4, please tell us how you determined the value of the 9,000 cryptocurrency mining machines acquired by Z Squared. In addition, tell us why this value differs from the fair value of $660 million as disclosed on page F-58 and explain how the $660 million fair value was determined.

13. We note your nonrecurring charges related to adjustments 8 and 9. Please revise your Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2024 to include these charges. See Rule 11-02(a)(6)(i)(B) of Regulation S-X.

5. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 40

14. Adjustments 10 and 11 appear to relate to the operations of the mining equipment pending acquisition in adjustment 4 to the pro forma balance sheet. Please explain to us how the pro forma revenues and cost of revenues as well as the acquisition of the miners qualify as transaction accounting adjustments under Rule 11-02(a)(6)(i) of Regulation S-X.

15. Adjustment 15 depicts the shares impact of your proposed transaction for loss per share purposes. As the number of shares to be issued in the transaction is dependent on a formula as disclosed in Merger Consideration on page 33, please tell us your consideration for presenting a range of potential share issuances and resulting pro form loss per share. See Rule 11-02(a)(10) of Regulation S-X.

Risk Factors
Risks Related to the Merger, page 41

16. We note your disclosure on pages F-58 and F-78 that the Broadstreet Order "imposes conditions requiring the approval of a court-appointed monitor prior to effecting" the transfer of assets pursuant to the Asset-for-Share Exchange Agreement. To the extent material, please clarify in the prospectus the steps required pursuant to the Broadstreet

Order to effect the transfer of assets. In addition, please revise this section to disclose the risks that the Broadstreet Order presents to Z Squared, to the extent material.

Risks Related to Z Squared
Z Squared's future success will depend upon the value of cryptocurrency..., page 46

17. To the extent applicable, please revise this risk factor to provide quantitative disclosure regarding the historic volatility of the prices of Dogecoin, Litecoin, and any other crypto asset that Z Squared intends to mine, invest in or transact in.

The reward for successfully uncovering a block on Litecoin will decrease in the future..., page 49

18. Please revise this risk factor to disclose when the next Litecoin halving event is expected to occur. Also, please discuss in greater detail the anticipated impacts of the next Litecoin halving, including the potential impact of the decrease in the amount of Litecoin rewards on Z Squared's revenues and on the economics of its mining operations. Furthermore, please revise your disclosure elsewhere, as appropriate, to discuss any steps Z Squared will take to address these impacts.

Risks Related to Operations
Z Squared's Dogecoin and Litecoin and other cryptocurrencies may be subject..., page 55

19. We note your disclosure that Z Squared holds its cryptocurrencies solely in Anchorage Digitals' self-custody app. Please expand your disclosure to address the following points:
    - Discuss the material risks attendant to self-custodying crypto assets.
    - Disclose Z Squared's policies and procedures related to storing the private keys, including whether they are held in cold or hot storage, the geographic location where they are stored and who has access to the private keys.
    - In an appropriate section, disclose the types of insurance coverage Z Squared carries, if any, including any insurance covering crypto assets it self-custodies. As applicable, disclose the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent Z Squared does not carry insurance covering crypto assets, please revise to so clarify and expand your risk factor disclosure as appropriate.

Unaudited Pro Forma Condensed Spin-Out Financial Information
Notes to Unaudited Pro Forma Condensed Carve-Out Financial Information
Note 2 - Spin Out Adjustments to the Unaudited Pro Forma Condensed Carve-out Financial Information, page 103

20. Please provide a pro forma adjustment to reflect the receipt of 1 million shares of Coeptis common stock or tell us why this adjustment is not warranted under Rule 11-02(a)(6)(i)(A) of Regulation S-X.

Coeptis' Business (Pre Merger), page 122

21. Please revise this section to provide disclosure regarding the development stage of each of your product candidates and the trial phases you will need to complete before

marketing your products, specifying the Coeptis subsidiaries that are conducting operations with respect to these product candidates. Please also specify the regulatory approvals required for commercialization. In addition, with respect to each of Coeptis' material contracts, please disclose the following to the extent not already addressed:

- Nature and scope of intellectual property transferred;
- Each parties' rights and obligations;
- Duration of agreement and royalty term;
- Term and termination provisions; and
- Payment terms. In this regard, quantify any upfront fees, amounts paid to date, aggregate potential milestone payments, and the applicable royalty rates to be paid by each party.

Z Squared's Business, page 137

22. Please revise to provide a more detailed narrative description of Z Squared's planned business operations and describe its plan of operations for the next 12 months. In this regard, disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish Z Squared's objectives, including the anticipated timeline and expenditures for these events. Also, please discuss the impact a lack of funding may have upon the implementation of Z Squared's business plan.

23. Please briefly discuss whether Z Squared's business strategy is to hold its mined crypto assets for investment or convert them into fiat currency immediately upon receipt or soon thereafter. Discuss the expected average period between receipt of Z Squared's crypto assets and the subsequent conversion into fiat currency and any estimated fees it will incur. Please revise to disclose whether Z Squared has a specific policy for how it will determine when to sell crypto assets for fiat currency to fund operations or growth and through which exchange. To the extent Z Squared has an agreement with a third-party exchange for converting crypto assets to fiat currency, disclose the material terms thereof, including the term and termination provisions.

24. Please revise to include a discussion of the current prices for the crypto assets that Z Squared intends to mine, expected energy costs, and the expected efficiency of the miner(s) that it will utilize. Also, please discuss the relationship between hash rate, energy consumption, and mining costs, and how this relationship specifically impacts Z Squared's operating results. To the extent you have commenced mining operations, please provide a quantified breakeven analysis that compares the cost to earn/mine the crypto assets with the value of those crypto assets. Discuss any known trends related to your breakeven analysis as of the most recent practicable date. As a non-exclusive example, clarify whether the cost of revenue and mining inputs (e.g., energy costs) have materially increased or decreased in recent periods.

25. Please balance your disclosure with a discussion of the depreciation potential for mining machines and risks to profitability in light of the significant price swings in crypto asset prices in recent periods.

26. We note your disclosure on page 146 that Z Squared's cost of revenues will include mining pool fees, among others. Please expand your disclosure to address the

following:

- Provide more detailed disclosure regarding the mining pools that Z Squared will utilize, including how each pool operates, the transaction fees paid and the amount of reward received from each pool.
- Disclose the material terms of any service agreements with such providers, including the term and termination provisions thereof.
- Clarify how Z Squared calculates or verifies its proportion of the contributed computing power resulting in the amount of crypto asset awarded.

27. Please revise this section to provide an overview of the geographic locations in which Z Squared's mining machines will operate in. In this regard, we note your disclosure on page 58 that "Z Squared maintains its mining equipment at mining data centers in Texas, North Carolina, South Carolina, and Iowa." Also, please provide quantified disclosure regarding the number of mining machines allocated among such geographic locations, respectively, and the extent to which energy costs vary among such locations, if material.

<u>Material Agreements, page 139</u>

28. Please expand your disclosure regarding the Master Services Agreement with Minting Dome and the Master Services Agreement with Anchorage Digital to provide a more detailed explanation of the services that you will receive from Minting Dome and Anchorage Digital, material obligations of both parties, and payment terms. Please also clarify what is meant by "issuance, management, and lifecycle services of digital assets and tokens related to the Z Squared's blockchain initiatives" and what type of blockchain initiatives Z Squared will pursue. In addition, we note that Anchorage Digital provides staking services for Z Squared's digital assets. Please specify the nature of these services and the digital assets to which they relate.

<u>Asset-For-Share Exchange Agreement, page 140</u>

29. Please expand your disclosure of the Asset-For-Share Exchange Agreement to include all material terms, including the number and type of mining computer assets that will be transferred to Z Squared in the transaction, including the status of the mining computer assets (e.g., whether they are in operation), material covenants, term and termination provisions, and material conditions to closing.

<u>Competitive Advantages, page 140</u>

30. We note that your discussion of Z Squared's business makes statements referencing its "deep operational expertise," the "track record of success in cryptocurrency mining" possessed by its leadership team, and other similar statements. In each case, please revise your discussion as necessary to clearly characterize those assertions as your beliefs and to substantiate them with supporting data and details. If you cannot support your statements, then you should delete them.

31. We note your disclosure on page 141 that "[t]hrough a robust network of hosting partnerships, Z Squared can swiftly redeploy mining equipment across facilities to capitalize on favorable electricity rates, regulatory conditions, or other operational efficiencies." Please disclose whether Z Squared has entered into any hosting

partnerships or arrangements. If so, please revise to disclose the material terms thereof, including the term and termination provisions. If not, please revise to so state.

Environmental Considerations, page 142

32. We note your disclosure that Z Squared "participates in structured energy curtailment programs offered by its hosting partners." Please revise to provide further detail regarding such energy curtailment programs, including their development, implementation and role in Z Squared's operations, and any measurable changes in efficiency, profitability or any other relevant metrics that may drive Z Squared's results of operations. Also, please discuss the impact of such curtailment on Z Squared's overall mining ability, and whether it has, or is expected to, materially reduce its hash power.

Management Following the Merger
Executive Officers and Directors of the Combined Company Following the Merger, page 150

33. We note your disclosure here and similar disclosure elsewhere that the "combined company's executive officers are expected to be certain members of the Z Squared and Coeptis executive management teams prior to the Merger." However, it appears that none of the executive officers listed on pages 150-151 currently serve as management for Z Squared. Please revise your disclosure to clarify the current positions of these individuals, or advise.

Certain Relationships and Related-Party Transactions of the Combined Company
Z Squared Transactions, page 155

34. We note your disclosure on page 150 that David Halabu serves as a managing director for Broadstreet Inc., which appears to be affiliated with BSG Series CM from which Z Squared is receiving mining assets, and Michelle Burke serves as the Chief Executive Officer of Minting Dome, which is the counterparty to the Master Services Agreement through which Z Squared will receive technical and operational support for the issuance, management, and lifecycle services of digital assets and tokens. Please tell us what consideration you gave to disclosing the Asset-For-Share Exchange Agreement with BSG Series CM and the Master Services Agreement with Minting Dome as related party transactions. Refer to Item 404 of Regulation S-K.

Principal Stockholders of Proposed Combined Company, page 161

35. Please revise to provide the disclosure required by Item 403(b) of Regulation S-K regarding security ownership of executive officers and directors.

Exhibits

36. Please file the various agreements you discuss under "Material Agreements" on pages 139 - 140 as exhibits to the registration statement pursuant to Item 601 of Regulation S-K, or tell us why this is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Denis Dufresne